UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

	By:	/s/ Kevin C. Clothier
Kevin C. Clothier
Vice President and Corporate Controller

Date: June 26, 2012

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2011 and 2010

Additional information required for Form 5500
as of December 31, 2011

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4 - 9

Additional Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania
June 25, 2012

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2011		2010
ASSETS
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$2,178,053		$2,071,616
T. Rowe Price Equity Income Fund	1,170,972		1,086,829
Vanguard 500 Index Fund	27,172,411	*	28,323,711	*
Vanguard Balanced Index Fund	9,687,248	*	9,485,611	*
Vanguard Explorer Fund	7,729,232		8,504,867	*
Vanguard Extended Market Index Fund	2,616,464		3,125,160
Vanguard International Growth Fund	6,712,417		8,606,719	*
Vanguard Morgan Growth Fund	555,800		520,949
Vanguard Prime Money Market Fund	150,491		120,005
Harbor International Fund	281,283		300,704
Harbor Mid Cap Growth Fund	989,866		1,022,035
Vanguard Target Retirement 2005 Fund	565,914		513,569
Vanguard Target Retirement 2010 Fund	730,500		734,249
Vanguard Target Retirement 2015 Fund	3,894,248		4,376,638
Vanguard Target Retirement 2020 Fund	1,107,524		778,364
Vanguard Target Retirement 2025 Fund	1,598,099		1,305,003
Vanguard Target Retirement 2030 Fund	689,342		410,186
Vanguard Target Retirement 2035 Fund	1,197,929		826,717
Vanguard Target Retirement 2040 Fund	339,994		405,213
Vanguard Target Retirement 2045 Fund	537,893		408,521
Vanguard Target Retirement 2050 Fund	232,906		172,149
Vanguard Target Retirement 2055 Fund	9,242		—
Vanguard Target Retirement Income Fund	814,614		654,288
Vanguard Total Bond Market Index Fund	10,648,358	*	9,880,161	*
	81,610,800		83,633,264

Vanguard Retirement Savings Trust	51,583,801	*	48,891,293	*
Crown Holdings, Inc. Stock Fund	24,555,307	*	26,077,477	*
Total investments	157,749,908		158,602,034

Notes receivable from participants	2,987,070		2,779,256
Total assets	160,736,978		161,381,290

LIABILITIES	—		—
Net assets available for benefits at fair value	160,736,978		161,381,290

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(2,186,190)		(1,784,691)
Net assets available for benefits	$158,550,788		$159,596,599

* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Years Ended December 31,
	2011	2010
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$3,055,952	$2,907,519
Net (depreciation)/appreciation in fair value of investments	(1,063,186)	15,560,257
Total investment income	1,992,766	18,467,776

Interest income, notes receivable from participants	143,572	172,608
Total interest income, notes receivable	143,572	172,608

Contributions:
Employer	1,382,663	1,324,923
Participant	6,402,356	6,332,893
Total contributions	7,785,019	7,657,816

Other additions	757	10,068
Total additions	9,922,114	26,308,268

Deductions from Net Assets Attributed to:
Benefits paid to participants	10,960,660	11,350,582
Miscellaneous fees	7,265	7,782
Total deductions	10,967,925	11,358,364

Net (decrease)/increase	(1,045,811)	14,949,904

Net Assets Available for Benefits:
Beginning of year	159,596,599	144,646,695
End of year	$158,550,788	$159,596,599

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. and subsidiaries (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The Plan allows before-tax participant contributions of 2% to 30% of eligible compensation. Contribution amounts are subject to certain limitations. The Company makes matching contributions equal to 50% of the employee's contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts
Each participant's account is credited with the participant's contribution and the participant's allocation of the Company's contribution, as described above. Plan earnings are allocated to the participant's account based on the participant's account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is considered 25% vested in the Company's contributions after one year of credited service. The participant's vested interest increases at a rate of 25% for each year of service thereafter, with the participant being 100% vested after four years.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on notes receivable outstanding as of December 31, 2011 range from 4.25% to 13.7%. Principal and interest are paid ratably through monthly payroll deductions. A participant may not have more than two outstanding notes receivable at any one time.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $150,491 and $120,005 at December 31, 2011 and 2010, respectively. Forfeitures used to offset Company contributions in 2011 and 2010 totaled $278 and $0, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the 2011 and 2010 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain prior amounts are reclassified to conform with the current year's presentation.

New Accounting Standard
In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

NOTE 3 - INVESTMENTS

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	Year Ended December 31,
	2011	2010

Registered investment companies	$(1,390,463)	$9,175,770
Common stock fund	327,277	6,384,487
Net (depreciation)/appreciation in fair value of investments	$(1,063,186)	$15,560,257

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other observable inputs.

Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$21,405,452	—	$21,405,452
Growth & Income	2,178,053	—	2,178,053
International	6,993,700	—	6,993,700
Inter-term Treasury	10,648,358	—	10,648,358
Large-Cap	28,899,184	—	28,899,184
Mid-Cap	3,606,330	—	3,606,330
Money Market	150,491	—	150,491
Small-Cap Growth	7,729,232	—	7,729,232
Total registered investment companies	81,610,800	—	81,610,800
Common stock fund	24,555,307	—	24,555,307
Collective trust fund	—	$51,583,801	51,583,801

Total	$106,166,107	$51,583,801	$157,749,908

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$20,070,508	—	$20,070,508
Growth & Income	2,071,616	—	2,071,616
International	8,907,422	—	8,907,422
Inter-term Treasury	9,880,161	—	9,880,161
Large-Cap	29,931,490	—	29,931,490
Mid-Cap	4,147,195	—	4,147,195
Money Market	120,005	—	120,005
Small-Cap Growth	8,504,867	—	8,504,867
Total registered investment companies	83,633,264	—	83,633,264
Common stock fund	26,077,477	—	26,077,477
Collective trust fund	—	$48,891,293	48,891,293

Total	$109,710,741	$48,891,293	$158,602,034

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The collective trust fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trust fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2011 and 2010.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company's stock through the Crown Holdings, Inc. Stock Fund and issues loans to participants which are secured by the balances in the respective participant accounts. The common stock fund held approximately 731,000 and 781,000 shares of Crown Holdings, Inc. common stock representing 15.5% and 16.3% of Plan assets as of December 31, 2011 and 2010, respectively. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 - TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Plan has been amended since receiving the determination letter and has applied for, but not received a revised letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 8 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Additional Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2011
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan EIN 23-1526444 Plan No. 100
Form 5500, Schedule H, Line 4i
	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$2,178,053
	T. Rowe Price Equity Income Fund	Registered Investment Company	1,170,972
*	Vanguard 500 Index Fund	Registered Investment Company	27,172,411
*	Vanguard Balanced Index Fund	Registered Investment Company	9,687,248
*	Vanguard Explorer Fund	Registered Investment Company	7,729,232
*	Vanguard Extended Market Index Fund	Registered Investment Company	2,616,464
*	Vanguard International Growth Fund	Registered Investment Company	6,712,417
*	Vanguard Morgan Growth Fund	Registered Investment Company	555,800
*	Vanguard Prime Money Market Fund	Registered Investment Company	150,491
	Harbor International Fund	Registered Investment Company	281,283
	Harbor Mid Cap Growth Fund	Registered Investment Company	989,866
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	565,914
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	730,500
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	3,894,248
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	1,107,524
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,598,099
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	689,342
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,197,929
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	339,994
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	537,893
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	232,906
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	9,242
*	Vanguard Target Retirement Income Fund	Registered Investment Company	814,614
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	10,648,358
*	Vanguard Retirement Savings Trust	Collective Trust Fund	51,583,801
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	24,555,307
*	Participant Loans	Participant Loans (4.25% - 13.7% interest)	2,987,070
	Total Assets (Held at End of Year)		$160,736,978

*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.